UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2020

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Ana Graciela de Méndez
Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES STRONG LEVELS OF CAPITALIZATION, LIQUIDITY AND ASSET QUALITY AT MARCH 31, 2020
PROFIT FOR THE FIRST QUARTER 2020 OF $18.3 MILLION, OR $0.46 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, April 15, 2020

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the first quarter (“1Q20”) ended March 31, 2020.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q20	4Q19	1Q19
Key Income Statement Highlights
Net Interest Income ("NII")	$25.8	$26.9	$28.0
Fees and commissions, net	$3.1	$5.4	$2.4
Total revenues	$28.8	$31.4	$32.1
Reversal (impairment loss) on financial instruments	$0.1	$1.9	($0.9)
Operating expenses	($10.5)	($11.3)	($9.9)
Profit for the period	$18.3	$22.1	$21.2
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.46	$0.56	$0.54
Return on Average Equity (“ROAE”) (2)	7.2%	8.7%	8.6%
Return on Average Assets (“ROAA”)	1.12%	1.34%	1.31%
Net Interest Margin ("NIM") (3)	1.59%	1.65%	1.74%
Net Interest Spread ("NIS") (4)	1.16%	1.18%	1.16%
Efficiency Ratio (5)	36.7%	35.9%	30.8%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (6)	$5,911	$6,582	$6,096
Commercial Portfolio (7)	$5,832	$6,502	$6,006
Investment Portfolio	$79	$80	$90
Total assets	$6,823	$7,250	$6,450
Total equity	$1,018	$1,016	$997
Market capitalization (8)	$408	$847	$788
Tier 1 Basel III Capital Ratio (9)	21.8%	19.8%	20.1%
Total assets / Total equity (times)	6.7	7.1	6.5
Liquid Assets / Total Assets (10)	19.0%	16.0%	11.9%
Credit-impaired loans to Loan Portfolio (11)	1.16%	1.05%	1.18%
Total allowance for losses to Credit Portfolio (12)	1.73%	1.56%	1.73%
Total allowance for losses to credit-impaired loans (times) (12)	1.7	1.7	1.6

1Q20 Highlights

•	Bladex reported a financial position at March 31, 2020, characterized by its prudent liquidity management and ample cash position, its solid level of capitalization, and sound asset quality. In the context of the recent and rapidly evolving adverse effects from the coronavirus outbreak (“Covid-19”), these represent strong foundations on which to operate the business.

•	As of March 31, 2020, the Bank’s liquidity increased to $1.3 billion (+12% QoQ; +68% YoY), representing 19% of total assets and 53% of total deposits; 98% of cash and deposits on banks was placed with the Federal Reserve Bank of New York.

•	The Bank’s Tier 1 Basel III Capital Ratio reached 21.8%, reflecting a stronger capitalization level than prior comparative periods, resulting from an increasing equity base and lower risk-weighted assets. The latter relates to the Bank’s ability to decrease its Commercial Portfolio toward the end of the quarter, on the onset of the COVID-19 crisis, which led to prudent measures, including preserving liquidity and stricter credit underwriting.

•	Commercial Portfolio totaled $5.8 billion at March 31, 2020 (-10% QoQ; -3% YoY) with improved quality exposure, as 55% of the portfolio was in investment grade countries. Also, exposure to financial institutions was 55%, and 15% to quasi-sovereign corporations, with the remainder to top-tier corporations throughout the Region. 1Q20 average Commercial Portfolio balance was nearly stable at $6.2 billion (-1% QoQ; +2% YoY).

•	Bladex’s Profit for 1Q20 totaled $18.3 million (-17% QoQ; -14% YoY) resulting in an annualized Return on Average Equity (“ROAE”) of 7.2% for the period. The Bank’s profitability in 1Q20 was pressured by lower income generation from Net Interest Income (“NII”), and the seasonal effect on syndication fees and other income. The QoQ decrease was also impacted by reversal of impairment losses registered in the previous quarter.

•	Net Interest Income (“NII”) for 1Q20 was $25.8 million (-4% QoQ; -8% YoY), with a Net Interest Margin (“NIM”) of 1.59% (-6 bps QoQ; -15 bps YoY) and a Net Interest Spread (“NIS”) nearly stable at 1.16%. The quarterly decreases of NII and NIM were mostly associated with the net effect of lower average market rates (LIBOR-based) partially offset by higher average lending volumes.

•	Fees and commissions income totaled $3.1 million for 1Q20, a 31% YoY increase driven by higher fees from letters of credit (+14% YoY) and loan syndication (+$0.4 million). The 43% QoQ decrease was mostly due to the uneven effect of the syndication business, despite the good performance of the Bank’s letters of credit business.

•	1Q20 Efficiency Ratio was 37% (+1 pt QoQ; +6 pts YoY) mainly on lower total revenues, as operating expenses remained on track, reflecting effective cost control. Operating expenses increased 7% YoY mainly from higher personnel expenses, most of which was related to the CEO transition.

•	Credit-impaired Loans, also referred to as Non-Performing Loans or NPLs, remained unchanged QoQ at $61.8 million, now representing 1.16% of lower total Loan Portfolio balances at the end of 1Q20. This compares to $64.7 million, or 1.18% of total Loan Portfolio, a year ago.

•	The Bank’s total allowance for credit losses remained relatively stable at March 31, 2020 with respect to December 31, 2019 levels, representing 1.73% of the total Credit Portfolio, compared to 1.56% a quarter ago. The increased coverage resulted from higher provision requirements on revised outlook for certain industries mostly impacted by Covid-19, partially offset by reversal in the collectively assessed provision from lower EoP portfolio balances.

CEO’s Comments

Mr. Jorge Salas, Bladex’s Chief Executive Officer said:

“A couple of days after I joined the Bank on March 9, the World Health Organization declared COVID-19 as a global pandemic and we at Bladex activated our Business Continuity Plan on March 12. Since then, our 177 employees have been working remotely and the Bank’s day-to-day operations in full scale have continued uninterrupted, demonstrating the Bank’s preparation and agility in its operating structure.

In view of the magnitude of this crisis and the sudden and profound impact on global markets, the Bank took rapid steps to preserve liquidity, and was able to increase its cash position because of its historically diversified and stable funding sources, which include deposits from Latin American central banks, our Class A shareholders, as well as long-standing relationships with correspondent banks across the globe.

On the credit side, the Bank has maintained a high quality portfolio with a country mix that, thanks to the strategies implemented during the last several quarters, is weighted toward lower risk countries, quasi-sovereign corporations and top-tier banks across the Region that accounted for 55% of total exposure at quarter-end. The short-term nature of our exposure, coupled with our geographic diversification and the top quality of our clients, gives us the ability to rearrange the portfolio, as we did throughout 2019. With a focus on maintaining credit soundness under strict and prudent underwriting standards, we are serving our strategic customer base focusing on client segments and industries that are better suited to face the challenges posed by the current crisis.

Our results for the first quarter of 2020 show a well-capitalized, highly liquid bank with a strong balance sheet, industry leading efficiency metrics, sound asset quality with a top-notch clientele, very low arrears and, perhaps most importantly, the ability to be flexible. I am very grateful to lead an organization that can quickly adapt to such extreme circumstances, and I want to personally thank our employees and our Board of Directors who have made this possible. Those of you who know BLADEX, know that our strength and adaptability are built in, and have been so for a long time.

Finally, I want to address our Board’s decision on the dividend declaration announced today. In view of the Bank's strong balance sheet, together with our continued capacity to generate capital through earnings, the Board decided to continue to distribute dividends. However, now that capital preservation is an over-arching priority, the Board reduced the first interim dividend to 25 cents per share, which is a payout of 54% on first quarter 2020 earnings. Because of the volatile nature of the Latin American Region in which we operate, the Bank has historically maintained solid levels of capitalization which, in this context, becomes a unique strength, enabling us to serve our clients’ needs in difficult times like these.”

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors (the “Board”) approved a quarterly common dividend of $0.25 per share corresponding to the first quarter 2020. The cash dividend will be paid on May 13, 2020, to shareholders registered as of April 27, 2020.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Credit Portfolio” includes gross loans (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

7)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

10)	Liquid assets refer to total cash and due from banks, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

11)	Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs. Loan Portfolio refers to gross loans, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees.

12)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and government actions intended to limit its spread; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, April 15, 2020 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial 1-877-271-1828 in the United States or, if outside the United States, 1-334-323-9871. Participants should use conference passcode 44414285#, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140 and follow the instructions. The replay passcode is: 88179402.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com